May 26, 2005

Mr. Jim B. Rosenberg

United States Securities and
Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC  20549-0801

Re:  NBTY, Inc. (“NBTY” or the “Company”) - File No. 1-31788

Dear Mr. Rosenberg:

We are writing to respond to your letter dated April 26, 2005 regarding your review of NBTY’s Form 10-K filed for its fiscal year ended September 30, 2004, herein referred to as “10-K”.  We have provided a detailed analysis of our response keyed to each comment raised by your letter in order to facilitate your review.

The Company is of the view that its existing filing complies with GAAP and other applicable requirements, in all material respects.  Consequently, the Company does not believe that an amendment to the 10-K is warranted.  However, in order to address the Staff’s comments, the Company enhanced certain disclosures in its March 31, 2005 Form 10-Q (the “10-Q”). Subject to satisfactory resolution of the form of that disclosure with the Staff, NBTY intends to make additional enhanced disclosures in future filings.

SEC Inquiry:

Form 10-K for the fiscal year ended September 30, 2004

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Revenue Recognition, page 23

1. We believe your revenue recognition policy is not clear to investors. Please expand your disclosures to clarify when title and risk of loss are transferred to the customer and address the criteria that persuasive evidence of an arrangement must exist before revenue can be recognized.

NBTY Response:

In order to clarify when title and risk of loss are transferred to customers in response to the Staff’s comments, the Company incorporated a new disclosure into the 10-Q on page 23 (which is underlined below) and will include similar disclosure in all future filings.

“The Company recognizes revenue in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletin 104. The Company recognizes product sales revenue when title and risk of loss have transferred to the customer, there is persuasive evidence of an arrangement, delivery has occurred, the sales price is determinable and collectibility is reasonably assured. Since the terms for most sales within the wholesale and direct response segments are F.O.B destination, generally title and risk of loss transfer to the customer at the time the product is received by the customer. With respect to its own retail store operations, the Company recognizes revenue upon the sale of its products to retail customers.”

We believe that this new disclosure provides further clarity to our revenue recognition policy. The Company believes that the clarification of its revenue recognition policy can be made prospectively and does not require amendment of prior filings since the filings contained significant discussion of revenue recognition.

The Company previously disclosed its revenue recognition policy in the 10-K in two places: on page 23 and on page F-9.  Pages 23 and F-9 provide the following language:

“The Company recognizes revenue in accordance Securities and Exchange Commission’s Staff Accounting Bulletin (“SAB”) 104.”

On page F-15 of the 10-K the Company stated:

“In December 2003, the SEC issued Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition.” SAB 104, which was effective upon issuance, updates portions of the interpretive guidance included in Topic 13 of the codification of Staff Accounting Bulletins and revises or rescinds portions of the interpretative guidance included in SAB 101 in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The principal revisions relate to the incorporation of certain sections of the staff’s Frequently Asked Questions (“FAQ”) document on revenue recognition into Topic 13. SAB 101, “Revenue Recognition in Financial Statements,” which was issued in December 1999, provides guidance to SEC registrants on the recognition, presentation and disclosure of revenues in the financial statements. Since the Company has already adopted all such standards upon issuance, the application of this revised guidance did not impact its consolidated financial position, results of operations, or disclosure requirements.”

The Company previously disclosed its revenue recognition policy on page F-9 of the 10-K with respect to its retail store operations:

“The Company recognizes revenue in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletin 104. The Company recognizes product sales revenue when title and risk of loss have transferred to the customer, when estimated provisions for product returns, rebates, chargebacks and other sales allowances are reasonably determinable, and when collectibility is reasonably assured. Accruals for these items are presented in the consolidated financial statements as reductions to sales. With respect to its own retail store operations, the Company recognizes revenue upon the sale of its products.”

SAB No. 104 details that in order for a Company to recognize revenue the following fundamental criteria must be met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the price to the customer is fixed or determinable and (iv) collection of the resulting receivable is reasonably assured.

SEC Inquiry:

2. We believe that your disclosure related to estimates of items that reduce gross revenue such as product returns, chargebacks, rebates and other sales allowances could be improved as follows:

a.              Disclose the nature and amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.

NBTY Response:

In response to the Staff’s comment, the following table will be included in future filings in order to disclose the nature and amount of each accrual at the balance sheet date.  As of September 30, 2004, the nature and amount of each accrual was as follows:

September 30, 2004

Allowance for sales returns:	$9,107,559

Promotional program incentive accrual:	37,495,649

$46,603,208

As with any set of assumptions and estimates, there is a range of reasonably likely amounts that may be calculated based on the discussion and analysis described for each accrual below.  However, NBTY believes that there would be no significant difference in the amounts reported using any other reasonable assumptions than what was used to arrive at each accrual.

Accordingly, NBTY proposes to enhance the disclosure in future annual filings by including the following information: (1) the amount of each accrual as of each annual balance sheet date presented (as detailed above), (2) a description of the nature of each accrual (as detailed below) and (3) a statement in its disclosure as follows “a range of reasonably likely amounts may be calculated for these accruals. However, the Company believes there would be no significant differences to the amounts recorded.”

Specific information relevant to NBTY relating to these accruals is included below for the Staff’s review (also see answer to 2(b) below):

Allowance for Sales Returns – This discussion addresses the Staff’s request for information regarding product returns since this accrual includes all product sales returns.  The Company analyzes sales returns in accordance with Financial Accounting Standard (“FAS”) 48.  The Company is able to make reasonable and reliable estimates of product returns based on the Company’s past 25 year history in the business.  In addition, the Company reviews its estimates for product returns based on expected return data communicated by its customers.  There is a required procedure in order for a customer to return product to the Company. The customer must call us in order to obtain a return authorization number (“RA”).  Once this RA is issued to the customer, the Company maintains a record of that expected return until it is received.  The Company continuously reviews its open RA’s as well as the actual historical returns as a percentage of sales and adjusts the accrual as deemed necessary.

Promotional Program Incentive Accrual –   This discussion addresses the Staff’s request for information regarding chargebacks, rebates and other sales allowances since this accrual includes all these promotional program related incentives.  The Company uses objective procedures for estimating its accrual for promotional program incentives.  The accrual for sales incentives offered to customers is based on contractual terms or other deals agreed to in advance with certain customers.  Customers earn such incentives as specified sales volumes are achieved.  These incentives are typically taken by customers in the form of a “chargeback”, whereby the customer would deduct an amount from its payment. The Company prepares an analysis (by customer) to track the amount owed to each customer for incentives and uses this analysis to determine the required accrual.

SEC Inquiry:

b.              Disclose the factors that you consider in estimating each accrual such as historical return of products,  levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of generics and/or new products.

NBTY Response:

In future filings NBTY will expand its existing annual disclosure language in the 10-K relating to the following factors that NBTY considers in estimating its accrual (new language is shown in italics as follows):

Historical return of products:  The Company analyzes historical return of products by reviewing its history of sales returns as well as actual and expected return data communicated by its customers. The Company is able to make reasonable and reliable estimates of product returns due to the Company’s past 25 year history in the business.  In addition, the Company understands the buying patterns of the end-users of its products based on the fact that we operate over 1,200 retail outlets in North America and Europe.

Levels of inventory in the distribution channel:   The Company monitors the levels of inventory at its largest customers and attempts to avoid excessive customer stocking of its merchandise.  Accordingly, the Company believes that its historical returns analysis is an accurate basis for its accrual.

New products:  The Company estimates returns for introduction of new products by reviewing data of the prior relevant new product introduction return information and uses this information to estimate the accrual for returns for such products.

With respect to the other factors mentioned in the Staff comment, the Company does not believe they are relevant to its business for the following reasons:

Estimated remaining shelf life: The estimated remaining shelf life is not monitored since the Company cannot reliably estimate the remaining shelf life of its products in retail outlets.  Shelf life for the Company’s products is generally three years.  Shorter shelf life occurs with respect to food related products, which is typically one year.  This is monitored through the RA analysis performed by the Company. Once this RA is issued to the customer, the Company maintains a record of that expected return until it is received.  The Company continuously reviews its open RA’s as well as the actual returns as a percentage of sales and adjusts the accrual as deemed necessary.

Price changes from competitors:  The Company is generally the price leader for its products and, therefore, price changes from competitors do not have a material impact on returns in most instances.

Introductions of generics:  Because NBTY does not sell pharmaceutical products, this is not applicable to NBTY’s business.

We believe that this new disclosure provides further clarity to factors considered by the Company in its calculation of its accruals.  NBTY believes that this clarification can be made prospectively and does not require amendment of its prior filings since the Company already included a discussion of the factors that it uses to estimate these accruals, as indicated below:

The Company previously disclosed on page 23 of the 10-K and page F-11 of the 10-K its general policy of and factors for estimating the above mentioned accruals:

Page 23 of the 10-K:

“At the time of sale, the Company simultaneously records estimates for various costs, which reduce product sales. These costs include estimates for price adjustments, product returns, chargebacks, rebates, and other sales allowances. Estimates for sales allowances such as product returns, rebates and chargebacks are based on a variety of factors including actual return experience of that product or similar products and rebate arrangements for each product. Actual experience associated with any of these items may be different than the Company’s estimates. The Company regularly reviews the factors that influence its estimates and, if necessary, makes adjustments when it believes that actual product returns, credits and other allowances may differ from established reserves.”

Page F-11 of the 10-K (dollars in thousands):

“At the time of sale, the Company simultaneously records estimates for various costs, which reduce product sales. These costs include estimates for price adjustments, product returns, chargebacks, rebates, and other sales allowances. Estimates for sales allowances such as product returns, rebates and chargebacks are based on a variety of factors including actual return experience of that product or similar products and rebate arrangements for each product. Actual experience associated with any of these items may be significantly different than the Company’s estimates. The Company regularly reviews the factors that influence its estimates and, if necessary, makes adjustments when it believes that actual product returns, credits and other allowances may differ from established reserves. Accounts receivable are presented net of sales allowances relating to the above provisions of $46,603 and $30,498 at September 30, 2004 and 2003, respectively.”

SEC Inquiry:

c.               To the extent that information you consider in b) is quantifiable, disclose both quantitative and qualitative information and discuss to what extent information is from external sources, such as end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to end-customer demand.  For example, in discussing your estimate of product that may be returned, consider disclosing and discussing, preferably by product and in tabular format, the total amount of product in sales dollars that could be potentially be returned as of the balance sheet date and disaggregated by expiration period.

NBTY Response:

The Company plans to include in future filings quantitative and qualitative information concerning items that reduce gross revenue as indicated above.  Information the Company considers that is quantifiable in (b) above relates to sales returns. With respect to historical returns, we propose to include sales return information, by reporting period, in future filings and in response to the Staff’s comments have included such disclosure in the 10-Q.  (See our response to 2.f. below.) For these returns, the total accrual recorded approximates the total amount of product in sales dollars that could potentially be returned as of the current balance sheet date reported on.  Disaggregating this accrual by specific product returned and expiration periods is not meaningful since the Company sells over 2,000 different products so that itemizing returns for any one of these products will not be material or meaningful. Additionally, since the remaining shelf life for NBTY’s products is relatively long the Company does not maintain or aggregate the expiration dates of its products in retail outlets.  Shelf life for the Company’s products is generally three years.

Because NBTY does not sell pharmaceutical products, end-customer prescription demand is not applicable to its business.  Additionally, the Company does not utilize information from external sources, such as end-user demand or third-party market research that includes wholesale inventory levels since it internally monitors the levels of inventory at its largest customers and attempts to avoid excessive customer stocking of its merchandise.

SEC Inquiry:

d.              If applicable, discuss any shipments made as a result of incentives and/or in excess of your customer’s ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.

NBTY Response:

Based on NBTY’s use of incentives and its understanding of customer buying patterns and inventory levels, the Company monitors the levels of inventory at its largest customers and attempts to avoid excessive customer stocking of its merchandise.  See item 1 above for the Company’s general revenue recognition policy.

SEC Inquiry:

e.               You should consider disclosing a roll forward of the accrual for each estimate for each period presented showing the following:

•                  Beginning balance,

•                  Current provision related to sales made in the current period,

•                  Current provision related to sales made in prior periods,

•                  Actual returns or credits in current period related to sales made in current period,

•                  Actual returns or credits in current period related to sales made in prior periods, and

•                  Ending balance.

NBTY Response:

The Company provided a roll forward of the combined accrual on page S-1 of the 10-K as part of Schedule II “Valuation and Qualifying Accounts”.

(Partial excerpt from 10-K as follows):

Column A	Column B	Column C		Column D	Column E
Description	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions	Balance at end of period

Fiscal year ended September 30, 2004:
Sales returns and allowances	$30,496,989	$20,366,364	$—	$(4,260,145)	$46,603,208

Fiscal year ended September 30, 2003:
Sales returns and allowances	$4,532,039	$873,912	$27,683,870	$(2,592,832)	$30,496,989

Fiscal year ended September 30, 2002:
Sales returns and allowances	$3,410,378	$1,254,692	$—	$(133,031)	$4,532,039

The Company proposes to provide a separate roll forward in future 10-K filings as part of Schedule II “Valuation and Qualifying Accounts” for the “sales returns and allowances” account by segregating the accruals for promotional program incentives and allowance for sales returns on a prospective basis.

The typical time period associated with sales returns or customer charges to the Company for promotional incentives earned is relatively short and therefore such amounts are captured in the current accrual calculation.  All charges against sales whether relating to current or prior periods are considered by the Company when calculating its accrual.  The Company reviews and adjusts each accrual at the end of each quarterly period in order to reflect the proper liability required to be recorded in the financial statements.

SEC Inquiry:

f.                  In your discussion of results of operations for the period to period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction of gross revenue, i.e. product returns, customer rebates and other discounts and allowances, including the effect that changes in your estimates of these items had on your revenues and operations.

NBTY Response:

The Company will enhance future filings to discuss the amount of and reason for fluctuations in sales returns on sales.  In response to the Staff’s comments, the Company incorporated the following language on page 28 in its 10-Q (dollars in thousands):

 “The Wholesale/US Nutrition division, which markets the Nature’s Bounty and Rexall brands, decreased primarily due to negative publicity surrounding Vitamin E and a contraction in the market for low carb related products. The Company continues to adjust shelf space allocation between the Nature’s Bounty brand and the Rexall products to provide the best overall product mix and to respond to changing market conditions. These efforts have maintained US Nutrition’s position in the mass market. Returns resulted in a reduction to net sales of $22,004 during the six months ended March 31, 2005, a portion of which was associated with these allocations, as well as the decline for low carb related products.”

The Company is in the process of implementing a new program to identify specific customer rebates and other discounts and allowances (i.e. promotional program incentives) credited to customers which were already deducted from sales. This program was not in place during fiscal 2004.

We believe that this new disclosure of and reason for fluctuations in sales returns on sales by the Company provides enhanced insight into the Company’s sales results.  NBTY believes that this enhancement can be made prospectively and does not require amendment of its prior filings.  In addition, existing disclosures that were included within the previously filed 10-K contained information concerning sales returns.

The Company previously disclosed on page 29 of the 10-K a discussion relating to the charges for a significant portion of the Company’s sales returns for the fiscal 2004 year relating to the Rexall product line.

 Page 29 of the 10-K (dollars in thousands):

“The US Nutrition wholesale segment’s gross profit for fiscal 2004 decreased 4% to 36% from 40%, as a percentage of net sales, for fiscal 2003. This was primarily due to the effect of Rexall’s sales returns ($34,215) resulting from current business decisions to accept returns for certain non-performing Rexall brands and replacing them with faster selling Nature’s Bounty product as well as lower gross profit contributions from Rexall’s product lines (35%).”

SEC Inquiry:

Liquidity and Capital Resources

EBITDA. page 36-37

3. We note that you present the non-GAAP measure EBITDA as a measure of your operating performance. The elimination of recurring items from the most comparable GAAP measure appears to have the effect of smoothing earnings. While the acceptability of a non-GAAP financial measure that eliminates recurring items from the most comparable GAAP measure depends on all facts and circumstances, we do not believe that a non-GAAP measure that has the effect of smoothing earnings is appropriate. In addition, we note that the items you exclude have the following attributes.

•                  there is a past pattern of these items occurring in each reporting period;

•                  the financial impact of these items will not disappear or become immaterial in the future; and,

•                  there is no unusual reason that the company can substantiate to identify the special nature of these items.

These attributes raise significant questions about management’s assertions as to the usefulness of this measure for investors and the appropriateness of its presentation in accordance with Item 10 of Regulation S-K. Please refer to Questions 8 and 9 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures on our website at www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.  Please revise your filing to remove all references to this measure or tell us how your disclosure complies with Item 10 of Regulation S-K.

NBTY Response:

The Company believes that EBITDA provides relevant and useful information for analysts and investors as both a non-GAAP liquidity measure and as a supplementary non-GAAP operating performance measure.

EBITDA as a supplementary non-GAAP liquidity measure:

The Company believes that EBITDA provides relevant and useful information for analysts and investors in its senior notes (the “Notes”) in that EBITDA is one of the factors in the calculation of its compliance with the debt covenant ratios in the indenture under which the Company’s senior notes are issued.

The Company in response to the Staff’s comments has enhanced its current filing and disclosed on page 36 of the 10-Q a table which presents a reconciliation from net cash provided by operating activities, which is the most directly comparable GAAP liquidity measure, to EBITDA:

Page 36 of the 10-Q (in thousands):

	For the three months ended March 31,		For the six months ended March 31,
	2005	2004	2005	2004

Net cash provided by operating activities	$17,174	$86,636	$54,077	$113,856

Interest expense	5,881	6,759	11,573	13,564
Income tax provision	10,846	21,254	26,383	33,970
Working capital and other liabilities	20,511	(26,185)	27,912	(12,965)
Other	(2,306)	(3,115)	(2,102)	(4,731)

EBITDA	$52,106	$85,349	$117,843	$143,694

The Company believes that EBITDA provides relevant and useful information as a supplementary non-GAAP liquidity measure for the following reasons:

•                  assists in evaluating each operating segment’s cash-generating ability to fund income tax payments, corporate overhead, capital expenditures and increases in working capital,

•                  assists in evaluating whether or not to continue operating retail locations since it provides us with a measurement of whether the Company is receiving an adequate cash return on the Company’s investment,

•                  assists in allocating resources among its segments,

•                  assists in evaluating the Company’s ability to service its debt and to raise capital for growth opportunities, including acquisitions,

•                  enhances financial presentations to the Company’s Board of Directors, shareholders, various banks participating in the Company’s Credit Facility, note holders and Bond Rating agencies, among others to assist them in their evaluation of the Company’s cash flow, and

•                  assists in evaluating the Company’s leveraged position and is commonly used as a liquidity measure within the Company’s industries by lenders, investors and others in the financial community.

EBITDA as a supplementary non-GAAP operating performance measure:

The Company’s management also uses EBITDA as a supplementary non-GAAP operating performance measure;

•                  to assist with its overall evaluation of Company and its segments’ operating performance (to determine whether or not to continue operations for retail locations) as noted above,

•                  to review the results of operations for planning and forecasting certain segment operations in future periods, and

•                  to provide a supplemental measurement used by the Company’s chief decision maker to evaluate the ongoing performance of its segments and reporting units.

The Company believes the presentation of EBITDA provides relevant and useful information as a supplementary non-GAAP operating measure for the following reasons;

•                  to provide a measurement industry analysts utilize when evaluating the Company and its segments’ operating performance,

•                  to provide a way to help investors understand its core segment operating performance,

•                  to enhance comparisons of the Company and its segments’ core operating performance from period to period, and

•                  to allow comparisons of the Company and its segments’ operating performance to that of its competitors.

The Company in response to the Staff’s comments has enhanced its current filing and disclosed on page 36 in the 10-Q that EBITDA as a supplemental non-GAAP operating measure has certain material limitations as follows:

•                  “It does not include interest expense. Because the Company borrowed money to finance its operations, interest expense is a necessary and ongoing part of its costs and has assisted in generating revenue. Therefore, any measure that excludes interest has material limitations.

•                  It does not include taxes. Because the payment of taxes is a necessary and ongoing part of operations, any measure that excludes taxes has material limitations.

•                  It does not include depreciation and amortization expense. Because the Company uses capital assets, depreciation and amortization expense is a necessary element of costs and ability to generate revenue. Therefore, any measure that excludes depreciation and amortization expense has material limitations.”

Since the Company has historically reported non-GAAP segment results to the investment community, it believes the inclusion of non-GAAP numbers provides consistency in financial reporting.

Lastly, an investor or potential investor may find any one or all of these items important in evaluating the Company’s performance, results of operations, financial position and liquidity. Management compensates for the limitations of using non-GAAP financial measures by using them only to supplement the Company’s U.S. GAAP results to provide a more complete understanding of the factors and trends affecting business.

SEC Inquiry:

Summary of contractual cash obligations, page- 38

4. We note your disclosure that you exclude interest payments from your contractual obligations table. Please include interest payments in the table or disclose, and explain to us, why interest payments are excluded. If you believe that interest payments should be excluded from the table, please expand your liquidity and capital resources disclosures to discuss the amount and timing of interest payments necessary to understand your future cash requirements. Please refer to section IV of Financial Reporting Release 72.

NBTY Response:

In response to the Staff’s comments, the Company added the following language under the contractual cash obligations table on page 40 in the 10-Q (in thousands):

	Payments Due By Period
	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years

Long-term debt (a)	$291,857	$2,021	$153,703	$135,395	$738
Operating leases	475,618	80,261	133,479	97,874	164,004
Purchase commitments	162,972	162,972	—	—	—
Capital commitments	33,537	33,537	—	—	—
Employment and consulting agreements	4,604	2,849	1,755	—	—
Stand-by letter of credit	36	36	—	—	—
Total contractual cash obligations	$968,624	$281,676	$288,937	$233,269	$164,742

 “(a) Such amounts exclude interest payments. Utilizing the Company’s current borrowing rate of 4.875% at March 31, 2005, the estimated interest to be paid over the remaining life of Term Loan C approximates $26,158. Of such amount, interest of approximately $6,845 is expected to be paid within the next twelve months. Since the interest rate on this debt is variable, the expected interest to be paid over the term of this loan is subject to revision as interest rates change. Interest payments relating to the Notes approximate $12,938 per annum.”

NBTY believes that this new disclosure provides further clarity to its contractual cash obligations. However, the Company believes that the clarification of its contractual cash obligations can be made prospectively and does not require the amendment of its prior filings since the disclosures contain substantial information about the interest payments, in terms of both actual amounts, interest rates and timing of installments, as the following indicates.  The Company proposes to enhance future quarterly and annual filings to include such disclosure.

We have indicated below certain existing disclosures that were included within the previously filed 10-K.

The Company previously disclosed debt scheduled repayments in accordance with the AICPA’s Technical Information Services (“TIS”) Section 3200 “Long-Term Debt”, whereby the Company disclosed the principal repayments for each of the five succeeding years in its Debt Obligation footnote on page F-24 of the 10-K.  Additionally, on pages F-24, F-25, and page 37 of the 10-K the Company disclosed the interest rates and dates the obligations mature.  The footnotes give actual installments as well as formulas to determine amounts.

Page F-24 through F-25 of the 10-K (in thousands):

	2004	2003
Senior debt:
8-5/8% Senior subordinated notes due 2007, net of unamortized discount of $493 in 2004 and $500 in 2003 (a)	$149,507	$149,500
Note payable due in monthly payments of $2, including interest at 4%.	—	121
Mortgages:
First mortgage payable in monthly principal and interest (9.73%) installments of $25, maturing November 2004	1,218	1,395
First mortgage payable in monthly principal and interest (7.375%) installments of $55, maturing May 2011	3,480	3,870
Credit and Guarantee Agreement (b):
Term loan A payable in quarterly principal and interest installments of $2,950	—	47,500
Term loan B payable in quarterly principal and interest installments of $2,738	—	224,438
Term loan C payable in quarterly principal and interest installments of $1,850, maturing July 2009	155,531	—
Other	—	6
	309,736	426,830
Less current portion	3,205	12,841

	$306,531	$413,989

“(a) The 8 5/8% Senior Subordinated Notes (the “Notes”) are unsecured and subordinated in right of payment for all existing and future indebtedness of the Company. The Notes provide for the payment of interest semi-annually at the rate of 8 5/8% per annum.

(b)…… On December 19, 2003, the Company refinanced approximately $224,000 of Term B loans outstanding under its July 2003 credit agreement with a new class of Term C loans on more favorable terms of LIBOR plus 2%. Costs of approximately $500 were paid on December 19, 2003, in connection with this debt refinancing, which will be amortized until Term C’s maturity of approximately six years. By March 31, 2004, the Company had fully repaid Term Loan A. At September 30, 2004, only borrowings of $155,531 for Term Loan C were outstanding. A stand-by letter of credit of $18 was outstanding under the revolving credit facility at September 30, 2004. Interest rates charged on borrowings can vary depending on the interest rate option utilized. Options for the rate can either be the Alternate Base Rate or LIBOR plus applicable margin. At September 30, 2004, the borrowing rate for Term Loan C approximated 3.75%. The Company is required to pay a commitment fee, which varies between .25% and .50% per annum, depending on the Company’s ratio of debt to EBITDA, on any unused portion of the revolving credit facility. The Company is required to make quarterly principal installments under Term Loan C of approximately $392. The Term Loan C also requires the last four quarterly principal installments to be balloon payments of approximately $37,124 beginning September 30, 2008. The current portion of Term Loan C at September 30, 2004 was $1,567. The revolving credit facility and Term Loan C are scheduled to mature on the earlier of (i) fifth anniversary of the closing date for the Revolving Credit Facility and the sixth anniversary date for Term Loan C; or (ii) March 15, 2007 if the Company’s 8 5/8% senior subordinated Notes due September 15, 2007 are still outstanding. Virtually all of the Company’s assets are collateralized under the new CGA. Under the CGA, the Company is obligated to maintain various financial ratios and covenants that are typical for such facilities.”

Page 37 of the 10-K:

“Interest rates charged on borrowings can vary depending on the interest rate option utilized. Options for the rate can either be the Alternate Base Rate or LIBOR plus applicable margin. At September 30, 2004, the borrowing rate for Term Loan C approximated 3.75%. The Company is required to make quarterly principal installments under Term Loan C of approximately $392. The Term Loan C also requires the last four quarterly principal installments to be balloon payments of approximately $37,124 beginning September 30, 2008. The current portion of Term Loan C at September 30, 2004 was $1,567.

In 1997, the Company issued $150,000 of 8 5/8% senior subordinated notes (“Notes”) due in 2007. The Notes are unsecured and subordinated in right of payment for all existing and future indebtedness of the Company including the CGA.”

Therefore, the Company believes all information was available to the readers of its financial statements in order for them to analyze and determine the related interest payments due and payable for each of the succeeding years.  The Company proposes to enhance the disclosure in future filings to clarify the Company’s future cash obligations.

SEC Inquiry:

Quantitative and Qualitative Disclosures About Market Risk, page 41

5. Please expand your disclosure regarding your foreign currency exchange risk to include the quantitative disclosures about market risk using one of the three disclosure alternatives required by Rule 305(a) of Regulation S-K or tell us why these disclosures were not provided.

NBTY Response:

In order to expand the disclosure regarding the Company’s foreign currency exchange risk, in response to the Staff’s comment the Company incorporated the following language on page 44 in its 10-Q (in thousands):

“The Company has subsidiaries whose operations are denominated in foreign currencies (primarily the British Pound and the Euro).  The Company consolidates the earnings of its international subsidiaries by converting them into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52 “Foreign Currency Translation” (SFAS 52). The statements of income of the Company’s international operations are translated into U.S. dollars at the average exchange rates in each applicable period. To the extent the U.S. dollar weakens against foreign currencies, the remeasurement of these foreign currencies denominated transactions results in increased net sales, operating expenses and net income. Similarly, the Company’s net sales, operating expenses and net income will decrease when the U.S. dollar strengthens against foreign currencies.

The U.S. dollar volume of net sales denominated in foreign currencies was approximately $293,975, or 34.1% of total net sales, for the six months ended March 31, 2005.   During the six months ended March 31, 2005, the U.S. dollar weakened approximately 6% against the foreign currencies, as compared to the prior year comparable period, resulting in an increase in net sales of approximately $14,519 and an increase in operating income of approximately $2,922 for the six months ended March 31, 2005.  The related impact on basic and diluted earnings per share was $0.02 for the same period.   The Company estimates that a 10% change in the average foreign currencies exchange rates would have impacted the Company’s operating income by approximately $4,900.”

In future filings the Company will provide as part of “Quantitative and Qualitative Disclosures About Market Risk” this enhanced disclosure noted above.

NBTY believes that this new disclosure provides further enhanced clarity regarding its foreign currency exchange risk.  The Company believes that this enhancement can be made prospectively and does not require amendment of its prior filings.  The Company reviewed the three disclosure alternatives required by Rule 305(a) of Regulation S-K and believes the disclosure provided regarding its foreign currency risk within the body of the 10-K adequately informs investors about its sensitivity to foreign exchange risks.  The Company disclosed in its critical accounting policies (page 26 of the 10-K) its market risk regarding concentrations of foreign activity.  In addition, within MD&A (specifically pages 28 and 30 of the 10-K) the Company disclosed the effect of significant foreign exchange translation amounts realized during the fiscal year (effect on sales and selling general and administrative expenses).

In addition, we have included below certain existing disclosures that were included within the previously filed 10-K.

(Partial excerpts from the following pages of the 10-K, Dollars in thousands):

Page 26 of the 10-K:

“Foreign subsidiaries accounted for approximately 31% of net sales 27% of assets and 15% of total liabilities as of September 30, 2004. Foreign subsidiaries accounted for approximately 31% of net sales 27% of assets and 11% of total liabilities as of September 30, 2003.”

Page 28 of the 10-K:

“European Retail net sales increases were directly attributable to (1) the fiscal 2003 acquisitions of GNC (UK) (increase of $16,371) and De Tuinen (increase of $25,034); 38 GNC stores in the U.K. and 67 De Tuinen stores in the Netherlands were in operation at September 30, 2004; (2) an increase in same store sales for Holland and Barrett stores open more than one year of 25.1% (or $81,419); and (3) new Holland and Barrett stores opened during the fiscal year ended September 30, 2004 which contributed $6,357 to net sales. These European retail net sales results include the positive effect of a strong British Pound ($43,284 or 11.9%). Without foreign exchange, the increase in same store sales (for sales open more than one year) was 13.0%.”

Page 30 of the 10-K:

“……The increase in the selling, general and administrative expenses by segment are as follows: Wholesale $44,795, European retail $47,909 (of which $15,693 is attributed to foreign exchange translation), U.S. retail $1,303, Puritan’s Pride/Direct Response $2,275 and an increase in unallocated corporate expenses of $22,808.”

SEC Inquiry:

Consolidated Financial Statements

Notes to Consolidated Financial Statements

9. Comprehensive Income, page F-25

6. We note you recorded a deferred income tax liability of $13,939,000, including $5,302,000 for prior periods, relating to accumulated other comprehensive income at September 30, 2004.  You disclose that prior to October 1, 2003, you had not recorded a deferred income tax liability related to accumulated other comprehensive income. Please explain to us why a deferred income tax liability related to this item was not recorded in periods prior to October 1, 2003 and demonstrate to us why amounts related to prior periods were not material.

NBTY Response:

During the preparation of the financial statements for the fiscal quarter ended March 31, 2004, the Company realized that it had not recorded deferred taxes relating to unrealized gains arising from foreign currency translation adjustments in its accumulated other comprehensive income account.

The Company quantified the amount of unrecorded deferred taxes applicable to its prior periods.  As can be seen from the table below, the impact of such amounts on the annual prior period financial statements are immaterial when taken as a whole as well as on the individual financial statement account balances.

	Year Ended September 30,
(Amounts in thousands)	2002	2003	2004
Comprehensive Income - Over (under) reported	$1,662	$3,640	$(5,302)
Comprehensive Income as reported	$113,346	$91,613	$119,417
percentage of reported amounts	1.5%	4.0%	-4.4%

Equity - Over (under) reported	$1,662	$5,302	$—
Equity as reported	$419,257	$514,799	$639,798
percentage of reported amounts	0.4%	1.0%	0.0%

Liabilities - Over (under) reported	$(1,662)	$(5,302)	$—
Liabilities as reported	$310,883	$680,983	$592,855
percentage of reported amounts	-0.5%	-0.8%	0.0%

For your reference the Company also considered the impact of the unrecorded amounts in the fiscal 2004 quarterly and year to date periods and also concluded that such amounts were deemed immaterial.

(Amounts in thousands)	Three Months Ended December 31, 2003	Three Months Ended March 31, 2004	Six Months Ended March 31, 2004
Comprehensive Income - Over (under) reported	$6,663	$(11,965)	$(5,302)
Comprehensive Income as reported	$42,000	$34,773	$76,773
percentage of reported amounts	15.9%	-34.4%	-6.9%

Equity - Over (under) reported	$11,965	$—	$—
Equity as reported	$559,304	$594,265	$594,265
percentage of reported amounts	2.1%	0.0%	0.0%

Liabilities - Over (under) reported	$(11,965)	$—	$—
Liabilities as reported	$634,376	$601,753	$601,753
percentage of reported amounts	-1.9%	0.0%	0.0%

Paragraph 29 of APB 28, provides the following guidance with respect to determining materiality for the purpose of reporting the correction of an error in interim financial statements:

“In determining materiality for the purpose of reporting the cumulative effect of an accounting change or correction of an error, amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings.  Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings should be separately disclosed in the interim period.”

As required, the Company also considered the impact of such amounts on income for the full fiscal year as well as the effect on the trend of earnings.  As the unrecorded amounts were associated with deferred income taxes and comprehensive income, there was no impact on the income statement or the Company’s trend of earnings.  As demonstrated within this discussion, the unrecorded amounts were clearly immaterial to annual comprehensive income for all years impacted and did not have a material impact on any trends.  It should also be noted that the impact of this unrecorded amount was fully disclosed in all Form 10-Q and Form 10-K filings for the periods from March 31, 2004, when the unrecorded amount was discovered, through the present.

In addition to the quantitative measure above, as required by SEC Staff Accounting Bulletin No. 99 — Materiality (“SAB 99”), the Company considered the qualitative nature of unrecorded amounts and their respective impact in determining materiality.  SAB 99 states that a matter is “material” if there is a substantial likelihood that a reasonable person would consider it important.  Based upon the quantitative analysis above and the following qualitative analysis, prior to the issuance of its March 31, 2004 Form 10-Q, the Company concluded that the amount of unrecorded deferred taxes is immaterial to the financial statements of all relevant periods.

SAB 99 includes the following qualitative factors to consider in evaluating materiality:

•                  whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate

•                  whether the misstatement masks a change in earnings or other trends

•                  whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise

•                  whether the misstatement changes a loss into income or vice versa

•                  whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations and profitability

•                  whether the misstatement affects the registrant’s compliance with regulatory requirements

•                  whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements

•                  whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

•                  whether the misstatement involves concealment of an unlawful transaction

SAB 99 also states that:

This is not an exhaustive list of the circumstances that may affect the materiality of a quantitatively small misstatement.  Among other factors, the demonstrated volatility of the price of the registrants’ securities in response to certain types of disclosures may provide guidance as to whether investors regard quantitatively small misstatements as material.  Consideration of potential market reaction to disclosure of a misstatement by itself “too blunt an instrument to be depended on” in considering whether a fact is material.  When, however, management expects (based, for example, on pattern of market performance) that a known misstatement may result in a significant positive or negative market reaction, that expected reaction should be taken into account when considering whether a misstatement is material.

Qualitative Analysis of Materiality:

The Company has evaluated these qualitative factors as follows:

•                  whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate

Company response:  The adjustment can be precisely measured.

•                  whether the misstatement masks a change in earnings or other trends

Company response:  As shown above, this unrecorded amount has no impact on the Company’s income statement or statement of cash flows.  Because there is no impact on operations or liquidity, the Company believes that this unrecorded amount does not impact the historical trends analyzed by any of the users of its financial statements.  The Company does not believe that comprehensive income is considered a key financial statement indicator by the users of its financial statements.  In fact, the Company does not believe that either the industry analysts who follow NBTY or any other of the users of NBTY’s financial statements have ever asked the Company a question regarding comprehensive income or comprehensive income trends.  However, as shown below, even if the users of the Company’s financial statements did consider comprehensive income trends, the annual comprehensive income trends are virtually identical with and without the correction of this unrecorded amount.

(Amounts in thousands)

Total Comprehensive Income

	As Reported	As if Adjusted
FY 2002	$113,346	$111,684
FY 2003	91,613	87,973
FY 2004	119,417	124,719

The impact of the unrecorded deferred taxes on the quarterly comprehensive income trend during fiscal 2004 can be shown as follows:

(Amounts in thousands)

Total Comprehensive Income

Quarter ended	As Reported	As if Adjusted
December 31, 2003	$42,000	$35,337
March 31, 2004	34,773	46,738
June 30, 2004	23,074	23,074
September 30, 2004	19,570	19,570

As shown above, the overall comprehensive income quarterly trend for the periods presented is not materially impacted by this unrecorded amount.  Although the Company does not believe that users of its financial statements track comprehensive income trends, it is apparent from this analysis such trends are not materially distorted by this unrecorded amount.

As shown below, this unrecorded amount also had virtually no impact on trends involving total liabilities or total equity.

(Amounts in thousands)

	Total Liabilities		Total Equity
	As Reported	As if Adjusted	As Reported	As if Adjusted

September 30, 2002	$310,883	$312,545	$419,257	$417,595
September 30, 2003	680,983	686,285	514,799	509,497
December 31, 2003	634,376	646,341	559,304	547,339
March 31, 2004	601,753	601,753	594,265	594,265

•                  whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise

Company response:  Because this unrecorded amount had no impact on earnings, it also had no impact on the Company’s success or failure to meet analysts’ consensus expectations. We do not believe that analysts track Comprehensive Income.

•                  whether the misstatement changes a loss into income or vice versa

Company response:  As noted above, this unrecorded amount had no impact on earnings.  It should also be noted that the Company was highly profitable during all periods impacted by this unrecorded amount.

•                  whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability

Company response:  The segment disclosure does not reflect operations beyond operating income and the MD&A does not reflect operations beyond EBITDA.  Therefore this unrecorded amount had no impact on segment reporting.  Since this is a non-operating item, this unrecorded amount does not affect the financial reporting of other portions of NBTY’s business operations or profitability.

•                  whether the misstatement affects the registrant’s compliance with regulatory requirements

Company response:  The adjustments in question do not affect the Company’s compliance with any regulatory requirements.

•                  whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements

Company response:  This unrecorded amount had no impact on any of the variables included in calculating debt covenant ratios or other contractual requirements.

•                  whether the misstatement has the effect of increasing management’s compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

Company response:  This unrecorded amount had no impact on management compensation.

•                  whether the misstatement involves concealment of an unlawful transaction

Company response:  This unrecorded amount is not the result of an attempt to conceal an unlawful transaction.

As noted above, SAB 99 also indicates that an error could be considered material if the Company believes its correction may result in a significant positive or negative market reaction.  Because the Company does not believe that comprehensive income is considered to be a key financial indicator to any of the users of its financial statements, it does not believe that correcting this immaterial unrecorded amount would result in any market reaction.

Conclusion

In summary, based on the above quantitative and qualitative analysis, the Company believes that this unrecorded amount is immaterial to its financial statements for all periods impacted.

The Company acknowledges the following statements:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that after answering the Staff’s comments that its existing filing complies with GAAP and other applicable requirements, in all material respects.

Please let me know if you have any questions.  We appreciate your careful review of our filing and would be pleased to discuss these matters further at your request.

Signature:

By:
/s/ HARVEY KAMIL
Harvey Kamil
President and Chief Financial Officer